Exhibit 8.1

Subsidiaries

Name of Subsidiares	Jurisdiction of Incorporation or Organization

Orchard Therapeutics (Europe) Limited	England and Wales

Orchard Therapeutics North America	United States

Orchard Therapeutics (Netherlands) B.V.	Netherlands